EXHIBIT 99.1

News Release dated August 30, 2011, Suncor Energy Announces Normal Course Issuer Bid

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Announces Normal Course Issuer Bid

Calgary, Alberta (August 30, 2011) — Suncor Energy announced today that the Toronto Stock Exchange (TSX) has accepted the notice filed by Suncor of its intention to make a Normal Course Issuer Bid (the Bid) through the facilities of the TSX and/or alternative Canadian trading platforms.  The notice provides that Suncor may, during the 12-month period commencing September 6, 2011 and ending September 5, 2012, purchase for cancellation up to $500 million worth of its common shares.

The actual number of common shares that may be purchased and the timing of any such purchases will be determined by Suncor. All purchases are expected to be made from existing cash.  All common shares acquired by Suncor under the Bid will be cancelled.  Suncor has not repurchased any of its shares for cancellation within the last 12 months.

Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders.  It is important to note that Suncor’s growth program, which is expected to see the company surpass a million barrels per day of oil equivalent production by 2020, will not be affected by this decision to allocate cash towards the Bid.

Pursuant to the Bid, Suncor has agreed that it will not purchase more than 31,483,928 common shares, being approximately 2% of its 1,574,196,405 issued and outstanding common shares as at August 26, 2011.  In addition, and subject to the ‘block purchase’ exemption, Suncor will not acquire more than 25% of the average daily trading volume of its common shares during a trading day, being 1,115,781 common shares.  Suncor may also issue put options in accordance with all applicable legal requirements to facilitate the purchase of common shares pursuant to the Bid provided that no such put options may be issued without the prior consent of the TSX.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include references to: the expectation that purchases pursuant to the Bid will be made from existing cash; Suncor’s belief that purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders; and Suncor’s growth program, which is expected to see Suncor surpass 1 million barrels of oil equivalent per day of production by 2020, and which is not anticipated to be affected by the decision to allocate cash towards the Bid.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the second quarter of 2011 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to

Suncor Energy Inc. P.O. Box 2844, 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes in this press release have been converted to barrels of oil equivalent (boe) on the basis on the basis of one barrel to six thousand cubic feet.  Boes may be misleading, particularly if used in isolation. A conversion ratio of one barrel of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com